Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105

Geoff Cook, CEO of Insider Guides, Inc. (d/b/a myYearbook.com) was quoted in the following Forbes.com article.

Forbes.com
myYearbook: How to Sell Your Company for $100 Million
Forbes, Tom Taulli
Jul. 27 2011

As companies like Pandora (NYSE:P) and LinkedIn (NYSE:LNKD) have pulled-off great IPOs, tech entrepreneurs are definitely gunning for this type of exit. However, it can be extremely tough.  Instead, I think a much more realistic outcome is an acquisition.

So this is why the recent $100 million deal for myYearbook caught my eye. “We have an opportunity to build a global brand,” said Geoff Cook, who is the CEO.  “Merging with Quepasa (NYSE:QPSA) will make it easier to realize this strategy.”  The company is a top social network in Latin American countries.

So how did myYearbook get to this point? Well, the company got its start in 2005. Of course, MySpace was the dominant player and Facebook was just an upstart.

“To be successful, we needed to find a way to set us apart from the competition,” said Geoff. “We noticed that social networks were about communicating with your friends. But what if we could create something that helped you find new friends?”

It was certainly a good idea – and would help to solve a big problem. Interestingly enough, for the first year or so, myYearbook actually did not focus on monetization. Instead, the goal was to improve the site’s friend-finding capabilities.  It was really an obsession.

Along the way, there was much temptation to move away from its focus.  But myYearbook didn’t give in.

The result is that the site has over 20 million active users, with more than 1 billion mobile page views per month. Last year, myYearbook increased revenue by 53% to $23.7 million and generated EBITDA of $4.9 million, up 315%.

“For tech companies, I think there is too much desire to pivot,” said Geoff. “It’s important to be true to your vision.”

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval.  This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides.  In connection with the proposed transaction, Quepasa will be filing documents with the SEC, including a registration statement on Form S-4 that will include a proxy statement and prospectus of Quepasa.  Before making any voting or investment decision, investors and stockholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Quepasa using the contact information above.